Mail Stop 6010

November 27, 2007

Patrick Soon-Shiong, M.D.
Chief Executive Officer
Abraxis BioScience, Inc.
11755 Wilshire Boulevard, Suite 2000
Los Angeles, California 90025

> **Re:** **Abraxis BioScience, Inc.**
> **Annual Report on Form 10-K/A**
> **Filed April 30, 2007**
> **File No. 000-33407**

Dear Dr. Soon-Shiong:

We have reviewed your response letter dated September 19, 2007 and have the following comments.  Please respond to our comments by December 11, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

Bonuses, page 12

1.      We note your response to prior comment 7.  It is unclear from your response whether you intend to disclose the corporate and business unit goals in next year's proxy or whether you intend to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  If the latter, please provide us the explanation requested in our prior comment 7.

Payments Upon Termination, page 20

2.      We note your response to prior comment 13.  Please confirm that you will provide additional disclosure in your future filings to address the comment.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,


Tim Buchmiller
Senior Attorney